Exhibit 99.6

UNITED STATES OF AMERICA

BEFORE THE

BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

WASHINGTON, D.C.

In the Matter of

HSBC HOLDINGS PLC	Docket Nos. 12-062-CMP-FB
London, United Kingdom	12-062-CMP-HC

and	Order of Assessment of a Civil
Money Penalty Issued Upon Consent
HSBC NORTH AMERICA HOLDINGS, INC.	Pursuant to the Federal Deposit
New York, New York	Insurance Act, as amended

WHEREAS, HSBC Holdings plc, London, United Kingdom (“Holdings”), a registered bank holding company, is a large complex financial organization that has a number of separate business lines and legal entities in many countries around the world;

WHEREAS, Holdings conducts its operations in the United States through its indirectly wholly owned U.S. subsidiary, HSBC North America Holdings Inc., New York, New York (“HNAH”), a registered bank holding company;

WHEREAS, HNAH indirectly owns and controls HSBC Bank USA, National Association, McLean, Virginia (“HBUS”) and various other bank and nonbank subsidiaries;

WHEREAS, Holdings has a consolidated global compliance program that oversees compliance by its affiliates with applicable laws, rules, and regulations, including the affiliates’ policies, procedures, and practices relating to compliance with anti-money laundering and sanction laws and regulations;

WHEREAS, HNAH has adopted a firm-wide compliance risk management program designed to identify and manage compliance risks across the consolidated U.S. organization,

including HNAH and its subsidiaries, related to compliance with all applicable laws, rules, and regulations, including the Bank Secrecy Act (the “BSA”) (31 U.S.C. § 5311 et seq.); the rules and regulations issued thereunder by the United States Department of Treasury (31 C.F.R. Chapter X); and the regulations issued by the appropriate federal supervisors of HNAH and its subsidiaries (the “BSA/AML Requirements”);

WHEREAS, on October 4, 2010, HNAH consented to the issuance of a Cease and Desist Order by the Board of Governors of the Federal Reserve System (the “Board of Governors”) designed to correct deficiencies with its firm-wide compliance risk-management program and to address compliance with applicable United States federal and state laws, rules, and regulations, including the BSA/AML Requirements;

WHEREAS, at the time of issuing its Cease and Desist Order with HNAH, the Board of Governors deffered a decision with regard to the assessment of a civil money penalty against HNAH based on the deficiencies addressed in the Cease and Desist Order, pending additional investigation;

WHEREAS, the United States Department of Justice (the “DOJ”) has been conducting an investigation into the practices of Holdings concerning the transmission of funds through HBUS, including by and through entities and individuals subject to sanctions regimes imposed under the International Emergency Economic Powers Act (“IEEPA”), 50 U.S.C. §§ 1701-06, and the Trading with the Enemy Act, 50 U.S.C. §§ 5, 16, both of which are administered by the Office of Foreign Asset Control of the United States Department of the Treasury (“OFAC”). In order to resolve the investigation, Holdings has agreed to enter a Deferred Prosecution Agreement (“DPA”) with the DOJ, and agreed to forfeitures, wherein:

A. HBUS admits that it violated the BSA by willfully failing to establish and maintain an effective AML program and willfully failing to establish due diligence for foreign correspondent accounts; and

B. Holdings admits that it violated TWEA by willfully violating or attempting to violate any regulation issued under TWEA, including regulations restricting transactions with Cuba. Holdings further admits that it violated IEEPA willfully violating or attempting to violate any regulation issued under IEEPA, including regulations restricting transaction with Iran, Libya, Sudan and Burma.

WHEREAS, after entry of the 2010 Cease and Desist Order, the Board of Governors obtained information supporting allegations that:

A. Holdings lacked adequate risk management and legal review policies and procedures to ensure compliance with applicable United States law. As a result:

1. Between 2006 and 2009, Holdings’s banking subsidiary in Mexico, HSBC Mexico (“HBMX”), was able to engage in a substantial number of high-risk transactions with HBUS while maintaining an inadequate system of internal controls to manage the risk of money laundering. Holdings officials failed to communicate certain negative findings in internal audits of HBMX and concerns raised by foreign governing bodies regarding the AML practices of HBMX to HNAH and HBUS appropriate legal and compliance staff in the United States, while simultaneously maintaining firm-wide standards and policies that discouraged HBUS from conducting appropriate levels of due diligence and monitoring of the bank’s foreign correspondent accounts; and

2. From at least 2001 to 2007, Holdings’s banking subsidiaries in Europe, HSBC Bank plc (“HBEU”), and the Middle East, HSBC Bank Middle East (“HBME”), moved,

or permitted to be moved, illegally several hundred million dollars through the U.S. financial system on behalf of banks located in Cuba, Iran, Libya, Sudan, and Burma, and persons listed as parties or jurisdictions sanctioned by OFAC in violation of U.S. economic sanctions in a manner that circumvented the system established by HBUS for ensuring compliance with the laws of the United States, including the regulations issued by OFAC (31 C.F.R. Chapter V) (the “OFAC Regulations”). Holdings failed to adequately review the procedures used by HBEU and HBME to determine whether these transactions were carried out in a manner consistent with U.S. law.

B. Between 2006 and 2010, HBUS failed to maintain internal controls, staffing and resources sufficient to adequately identify and mitigate the risks associated with high risk transactions conducted through the bank’s foreign correspondent accounts, especially those relating to the bank’s Mexican affiliate. In this regard, HNAH failed to ensure that HBUS had an adequate process to identify high risk customers and countries that may be potentially associated with money-laundering or terrorist financing.

WHEREAS, the unsafe or unsound practices described above warrant the assessment of a civil money penalty by the Board of Governors against Holdings and HNAH under section 8(i)(2)(B) of the Federal Deposit Insurance Act, as amended (12 U.S.C. § 1818(i)(2)(B)) (the “FDI Act”);

WHEREAS, the Board of Governors is issuing this Order of Assessment of a Civil Money Penalty Upon Consent against Holdings and HNAH (the “Consent Order of Assessment”);

WHEREAS, Holdings and HBUS have consented to the assessment of a civil money penalty by OFAC for violations of OFAC Regulations concurrent with the fine assessed by the DOJ;

WHEREAS, HBUS has consented to the assessment of a civil money penalty by the Office of the Comptroller of the Currency (the “OCC”) for violations of the BSA/AML Requirements;

WHEREAS, HBUS has consented to the assessment of a civil money penalty by the Financial Crimes Network of the United States Department of the Treasury (“FinCEN”) for violations of the BSA/AML Requirements concurrent with the civil money penalty assessed by the OCC; and

WHEREAS, on December 10, 2012, the Board of Directors of Holdings adopted a resolution authorizing and directing Marc M. Moses, Group Chief Risk Officer of Holdings, and on December 9, 2012, the Board of Directors of HNAH adopted a resolution authorizing Stuart A. Alderoty, General Counsel of HNAH, to enter into this Consent Order of Assessment on behalf of Holdings and HNAH, consenting to compliance by Holdings, HNAH, and their institution-affiliated parties, as defined in sections 3(u) and 8(b)(3) and (4) of the FDI Act (12 U.S.C. §§ 1813(u) and 1818(b)(3) and (4)), with each and every applicable provision of this Consent Order of Assessment, and waiving any and all rights that Holdings and HNAH may have pursuant to 12 U.S.C. §1818, 12 C.F.R. Part 263, or otherwise to: (i) the issuance of a Notice of Assessment of a Civil Money Penalty; (ii) a hearing for the purpose of taking evidence of any matters set forth in this Consent Order of Assessment; (iii) judicial review of this Consent Order of Assessment, and (iv) to challenge or contest, in any manner, the basis, issuance, validity, terms, effectiveness or enforceability of this Consent Order of Assessment or any provision hereof.

NOW, THEREFORE, before the filing of any notices, or taking of any testimony or adjudication of or finding on any issues of fact or law herein, and without this Consent Order of Assessment constituting an admission or denial by Holdings or HNAH of any allegation made or implied by the Board of Governors in connection with this matter, and solely for the purpose of settling this matter without a formal proceeding being filed and without the necessity for protracted or extended hearings or testimony, it is hereby ordered, pursuant to sections 8(b)(3) and (4) and 8(i)(2)(B), that:

1. The Board of Governors hereby assesses Holdings and HNAH a joint civil money penalty in the amount of $165,000,000 to be paid to the Board of Governors at the time of the execution of this Order by Fedwire transfer of immediately available funds to the Federal Reserve Bank of Richmond, ABA No. 05 1000033, beneficiary, Board of Governors of the Federal Reserve System. The Board of Governors or the Federal Reserve Bank of Richmond on its behalf shall remit to the United States Treasury, pursuant to section 8(i) of the FDI Act, 12 U.S.C. § 1818(i).

Communications

2. All communications regarding this Consent Order of Assessment shall be addressed to:

(a)	Mr. Richard M. Ashton

Deputy General Counsel

Board of Governors of the Federal Reserve System

Washington, D.C. 20551

(b)	Ms. Preeta Bansal

Global General Counsel – Litigation and Regulatory Affairs

HSBC Holdings plc

8 Canada Square

41st Floor

London, United Kingdom E145HQ

(c)	Mr. Stuart Alderoty

General Counsel

HSBC North America Holdings, Inc.

452 Fifth Avenue

New York, New York 10018

Miscellaneous

3. The provisions of this Consent Order of Assessment shall be binding upon Holdings, HNAH, and their successors and assigns.

4. Each provision of this Consent Order of Assessment shall remain effective and enforceable until stayed, modified, terminated, or suspended in writing by the Board of Governors.

5. Except as provided for in this Consent Order of Assessment, the Board of Governors hereby releases and discharges Holdings, HNAH, and their affiliates, successors, and assigns from all potential liability that has been or might have been asserted by the Board of Governors based on the conduct that is the subject of this Consent Order of Assessment to the extent known to the Board of Governors as of the effective date of the Consent Order of Assessment. The foregoing release and discharge shall not preclude or affect any right of the Board of Governors to determine and ensure compliance with the terms and provisions of this Consent Order of Assessment, the Consent Cease and Desist Order issued by the Board of Governors against Holdings in 2012, or the Consent Cease and Desist Order issued by the Board of Governors against HNAH in 2010, or any proceedings brought by the Board of Governors to enforce the terms and provisions of this Consent Order of Assessment or such Consent Cease and Desist Orders.

By order of the Board of Governors of the Federal Reserve System, effective this 11th day of December, 2012.

HSBC HOLDINGS PLC		BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

By:	/s/ MARC MOSES	By:	/s/ Robert deV. Frierson
	MARC MOSES		Robert deV. Frierson
	GROUP CHIEF RISK OFFICER		Secretary of the Board

HSBC NORTH AMERICA HOLDINGS, INC.

By:

By order of the Board of Governors of the Federal Reserve System, effective this      day of             , 2012.

HSBC HOLDINGS PLC		BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

By:		By:
Robert deV. Frierson
Secretary of the Board

HSBC NORTH AMERICA HOLDINGS, INC.

By:	/s/ Stuart A. Alderoty
Stuart A. Alderoty
General Counsel

8